Exhibit (d)(5)

From:	AVG Technologies N.V. Gatwickstraat 9-39 1043 GL Amsterdam The Netherlands (the “Target”)

To:	Avast Holding B.V. Schiphol Boulevard 369 7th Floor, Tower F 1118 BJ Schiphol The Netherlands (the “Prospective Purchaser”)

STRICTLY PRIVATE AND CONFIDENTIAL

June 16, 2016

Dear Sirs

Project Phoenix - Exclusivity Letter

We refer to the discussions between the parties concerning the potential acquisition of the Target by the Prospective Purchaser or a member of its Group (the “Transaction”). In consideration of each party committing time and personnel to further investigate the affairs of the Target and its subsidiaries and to make necessary preparations for the purposes of the Transaction, each party undertakes to the other in the terms outlined in this letter (the “Exclusivity Letter”).

1.	Exclusivity

1.1	The Target undertakes to the Prospective Purchaser that from the date of this Exclusivity Letter until 23:59 (London time) on July 7, 2016 (such period being the “Exclusivity Period”) or until the parties agree in writing to terminate negotiations relating to the Transaction, whichever is earlier, the Target shall, and shall procure that each member of the Target and its Group (the “Target Group”) and its and their directors, officers, employees, consultants, agents, advisers, bankers and other representatives (collectively, its “Representatives”) shall:

(a)	procure that the Prospective Purchaser has an exclusive right to negotiate the Transaction;

(b)	cease pursuing any discussions, negotiations or communications existing at the date of this Exclusivity Letter with any other person relating to or involving any Third Party Transaction;

(c)	not solicit, directly or indirectly, initiate, negotiate, accept, discuss or otherwise seek to procure any inquiries, proposals or approaches from any persons in respect of or in connection with a Third Party Transaction;

(d)	not approve, endorse, recommend or publicly propose or announce an intention to approve, endorse or recommend, any Third Party Transaction;

(e)	not provide any third party unconnected with the Prospective Purchaser with access to any non-public information in relation to the Target Group and a potential Third Party Transaction and, in the event that any third parties have access at present to any non-public information provided by the Target Group or its Representatives in relation to the Target Group and a potential Third Party Transaction, request that such information is returned to the Target Group or destroyed as soon as possible; and

(f)	not enter into a refinancing of, or implement any steps linked to any refinancing of, any material debt facility of the Target Group.

1.2	The Target shall provide the Prospective Purchaser, members of its Group and its and their directors, officers, employees, consultants and advisers with appropriate and reasonable (a) information and (b) access to relevant personnel to enable the Prospective Purchaser to carry out financial, legal, commercial, tax and other diligence in relation to the Target Group; provided, however, that Target may withhold any information if necessary to comply, as determined in Target’s sole discretion, and notwithstanding the “clean team” protocols agreed between the parties in connection with the Transaction, with the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules promulgated thereunder, and any similar laws in any jurisdictions applicable to Target.

1.3	If, at any time, Target notifies Prospective Purchaser in writing that Target no longer wishes to pursue a Transaction, the provisions of Section 1.2 shall terminate with no further force or effect.

1.4	During the Exclusivity Period, the Target shall promptly notify the Prospective Purchaser in writing if it or any member of its Group or any of its or their Representatives receives any inquiries, offers or proposals relating to any Third Party Transaction.

1.5	The Prospective Purchaser and Target agree that if, at any time during the Exclusivity Period, the Prospective Purchaser negotiates or otherwise proposes a price per share for the Transaction that is less than the Proposed Price, then the provisions of this Exclusivity Letter shall terminate with no further force or effect.

1.6	If the Prospective Purchaser requests an extension to the Exclusivity Period, the Target agrees to reasonably consider such request, provided that the Prospective Purchaser is continuing to operate in good faith to consummate the Transaction.

2.	Prospective Purchaser Undertaking

The Prospective Purchaser undertakes to the Target to promptly notify the Target in writing if at any time during the Exclusivity Period it no longer wishes to proceed with the Transaction.

3.	Equity awards

3.1	During the Exclusivity Period the Target Group shall not, without the Prospective Purchaser’s prior written consent, issue any new Equity Awards other than in the ordinary course of business and consistent with past practice, accelerate the vesting of any Equity Award, amend the terms and conditions on which any Equity Awards have been granted or agree to do any of these things. Notwithstanding the foregoing, the Target Group may

(a)	Issue new Equity Awards that have been approved by the Target Group’s Remuneration Committee before the date of this Exclusivity Letter;

(b)

amend the terms of those Equity Awards described in the schedule to this Exclusivity Letter to provide for (or give effect to) full vesting of any unvested awards if, in connection with the Transaction, the relevant employee’s position at the Target

Group is eliminated, provided that such amendment is necessary to give effect to the original intention of the Target Group and grantee, as determined by the Target Group’s Remuneration Committee; and

(c)	in addition to ability to amend Equity Awards under paragraph 3.1(b) above, in respect of the Equity Award for Gary Kovacs issued on 17 May 2016, amend the terms of such Equity Award described in the schedule to this Exclusivity Letter to provide for (or give effect to) vesting acceleration of any unvested awards, including, without limitation, a portion vesting upon the consummation of the Transaction and full vesting acceleration if, in connection with the Transaction, the Mr. Kovacs’ position at the Target Group is eliminated, provided that such amendment is necessary to give effect to the original intention of the Target Group and Mr. Kovacs, as determined by the Target Group’s Remuneration Committee.

Before amending the terms of the Equity Awards described in the schedule to this Exclusivity Letter, the Target Group shall provide a copy of the proposed amendment to the Prospective Purchaser and afford the Prospective Purchaser a reasonable opportunity to comment; provided that the Target Group will not be required to accept any revisions that are not consistent with the intent of the Target Group’s Remuneration Committee with respect to the vesting acceleration provisions to be included in the Equity Awards.

4.	General

4.1	In this Exclusivity Letter:

“Equity Awards” means all options, restricted share units (with or without performance based vesting) and other equity awards in the Target;

“Group” means, in relation to any person, its subsidiaries and its affiliates (as such term as defined in Rule 12b-2 of the Securities Exchange Act of 1934);

“Proposed Price” means the price set out in that certain letter from the Prospective Purchaser to the Target dated June 11, 2016 pursuant to which the Prospective Purchaser has reconfirmed the price it presently proposes to pay for the shares in the Target; and

“Third Party Transaction” means any proposal in respect of an acquisition, offer, merger or business combination or similar transaction (whether or not subject to any pre-conditions), or any revisions thereof, proposed by a third party which is not acting in concert with the Prospective Purchaser and the purpose of which is to enable that third party (or any other person) to acquire all or a significant proportion (being 20 percent or more when aggregated with shares already held by the third party and anybody acting in concert with that third party) of the Target or any member of the Target Group, or all or a significant proportion (being 20 percent or more) of its assets, or any other arrangement or transaction or series of the same by: (i) an acquisition of shares, a tender offer or an exchange offer for shares; (ii) a merger, consolidation, recapitalization, restructuring or refinancing; (iii) another business combination or similar transaction involving the Target or any member of the Target Group which would preclude or materially restrict or delay implementation of the Transaction; (iv) the sale, lease, exchange, transfer, licence or other disposition of assets of the Target or any member of the Target Group (in each case outside of the ordinary course of business of the Target); or (v) the grant of any option or pre-emptive right in respect of the foregoing.

4.2	Each party to this Exclusivity Letter acknowledges to the other that the existence of and terms contained within this Exclusivity Letter constitute “Confidential Information” for the purposes of the confidentiality agreement entered into between the parties dated May 28, 2016 (the “Confidentiality Agreement”) and that, as a result, the provisions of the Confidentiality Agreement will apply to this Exclusivity Letter.

4.3	Each party to this Exclusivity Letter has the legal right and full power and authority (including all necessary consents, authorizations, confirmations, permissions, certificates, approvals, authorities or other corporate action as may be required) to provide and perform the obligations and undertakings contained in this Exclusivity Letter which when executed will constitute legal, valid and binding obligations on it in accordance with its respective terms and will not conflict with any document, law or regulation which is binding on it where the result of any such conflict would prevent them complying with any of their respective obligations pursuant to this letter.

4.4	The provisions of this Exclusivity Letter shall be binding upon the Parties and their respective legal representatives, successors and assigns.

4.5	Without prejudice to any other rights and remedies which the Prospective Purchaser may have, the Target acknowledges and agrees that damages may not be an adequate remedy for any breach by the Target of its obligations under this Exclusivity Letter and the Prospective Purchaser shall be entitled to seek the remedies of injunction, specific performance and other equitable relief for any actual or threatened breach of any provision of this Exclusivity Letter and the Target shall not contest the appropriateness or availability of such remedies.

4.6	No variation of this Exclusivity Letter shall be effective unless in writing and signed by or on behalf of all of the parties.

4.7	This Exclusivity Letter may be entered into in any number of counterparts, all of which taken together shall constitute one and the same Exclusivity Letter. Either party may enter into this Exclusivity Letter by signing any such counterpart.

4.8	This Exclusivity Letter is solely for the benefit of the parties hereto and a person who is not party to this Exclusivity Letter is not intended to benefit from, nor shall such a person be entitled to rely upon or have any right to enforce, any term of this Exclusivity Letter.

4.9	This Exclusivity Letter shall be governed by, and construed in accordance with, the laws of the State of Delaware, USA without regard to principles of conflict or choice of laws; provided however that Dutch law shall apply to the interpretation of the fiduciary duties of the directors of the Target. Each party hereby irrevocably and unconditionally submits to the exclusive jurisdiction of the competent courts in Amsterdam, the Netherlands, irrevocably consents to the jurisdiction of such courts in any such suit, action or proceeding arising out of or relating to this Exclusivity Letter or the transactions contemplated hereby and irrevocably waives to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Each party agrees that a final judgment in any such suit, action or proceeding brought in any such court shall be conclusive and binding upon it and may be enforced in any other courts to whose jurisdiction it is or may be subject by suit upon such judgment.

Please indicate your acceptance of these terms by signing the enclosed duplicate of this Exclusivity Letter and returning it to us.

Yours faithfully

/s/ Gary Kovacs

For and on behalf of AVG Technologies N.V.

We hereby agree to the terms of your letter dated 6/16/2016, a copy of which is set out above.

/s/ Alan Rassaby

For and on behalf of Avast Holding B.V.

Dated: 6/17/2016

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